MODIFIED

                                  Form U-13-60

                                  ANNUAL REPORT

                                 For The Period
             Beginning January 1, 2002 and Ending December 31, 2002

                                     To The

                          U.S. SECURITIES AND EXCHANGE
                                   COMMISSION

                                       Of

                      SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                        (Exact Name of Reporting Company)

                              A Subsidiary Company

            Date of Incorporation March 6, 2001. If not incorporated
                       Date of Organization ______________

         State or Sovereign Power under which Incorporated or Organized
                                State of Georgia

          Location of Principal Executive Offices of Reporting Company
                         4000 Dekalb Technology Parkway
                                    Suite 100
                                Atlanta, GA 30340

      Report filed pursuant to File Number 70-8173, dated January 25, 1995


                Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                             Robert M. Gilbert, CFO
                         4000 Dekalb Technology Parkway.
                                    Suite 100
                                Atlanta, GA 30340



 Name of Principal Holding Company Whose Subsidiaries are served by Reporting
 Company:

                              THE SOUTHERN COMPANY

                INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60

1. Time of Filing - - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within the modified Form U-13-60.

4. Organization Chart - - The company shall submit with each annual report a copy of its current organization chart.

-------------------------------------------------------------------------------

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
-------------------------------------------------------------------------------
             Description of Schedules and Accounts   Schedule or       Page
                                                     Account Number    Number
-------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                              Schedule I       3-4
-------------------------

     COMPANY PROPERTY                                  Schedule II      5-6

     ACCUMULATED PROVISIONS FOR DEPRECIATION           Schedule III       7
     AND AMORTIZATION OF COMPANY PROPERTY

     INVESTMENTS                                       Schedule IV       8

     ACCOUNTS RECEIVABLE FROM ASSOCIATE                Schedule V        9
     COMPANIES

    MISCELLANEOUS CURRENT AND ACCRUED ASSETS           Schedule VIII     10

     MISCELLANEOUS DEFERRED DEBITS                     Schedule IX       11

     PROPRIETARY  CAPITAL                              Schedule XI       12

     LONG TERM DEBT                                    Schedule XII      13

     CURRENT AND ACCRUED LIABILITIES                   Schedule XIII     14

     NOTES TO FINANCIAL STATEMENTS                     Schedule XIV      15

COMPARATIVE INCOME STATEMENT                           Schedule XV       16
----------------------------

  ANALYSIS OF BILLING-ASSOCIATE COMPANIES              Account 457       17

  ANALYSIS OF BILLING-NONASSOCIATE COMPANIES           Account 458       18

  ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND
  NON ASSOCIATE COMPANIES                              Schedule XVI      19

  SCHEDULE OF EXPENSE DISTRIBUTION BY
  DEPARTMENT OR SERVICE FUNCTION                       Schedule XVII     20

  DEPARTMENTAL ANALYSIS OF SALARIES                    Account 920       21

  OUTSIDE SERVICES EMPLOYED                            Account 923       22

  EMPLOYEE PENSIONS AND BENEFITS                       Account 926       23

  GENERAL ADVERTISING EXPENSES                         Account 930.1     24

  MISCELLANEOUS GENERAL EXPENSES                       Account 930.2     25

  RENTS                                                Account 931       26

  TAXES OTHER THAN INCOME TAXES                        Account 408       27

  DONATIONS                                            Account 426.1     28

  OTHER DEDUCTIONS                                     Account 426.5     29

  ORGANIZATION CHART                                                     30


------------------------------------------------------------------------------



                                                                                                                                 3
                                             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                             --------------------------------------


                                                SCHEDULE 1 - COMPARATIVE BALANCE SHEET
                                                 --------------------------------------

Give balance sheet of the Company as of December 31 of the current and prior year.  (Note:  Amounts are in thousands of dollars.)



     ACCOUNT                            ASSETS AND OTHER DEBITS           AS OF DECEMBER 31
     -------                            -----------------------          ----------------------
                                                                        CURRENT         PRIOR
                                                                       --------      -----------
                  COMPANY PROPERTY
                  ----------------
101    Company Property     (Schedule  II)                                 1413        838
107    Construction work in progress  (Schedule II)                           0          0
                                                                        -------     ------
                             Total Property                                1413        838
                                                                        -------     -------

108    Less accumulated provision for depreciation and
       amortization of company property  (Schedule III)                     277        294
                                                                        -------     ------
                          Net Company Property                             1136        544
                                                                        -------     ------

       INVESTMENTS
       -----------
123    Investments in associate companies                                     0          0
124    Other Investments   (Schedule IV)                                 19,106     20,045
                                                                        -------     ------
                            Total Investments                            19,106     20,045
                                                                        -------     ------

       CURRENT AND ACCRUED ASSETS
       --------------------------

131    Cash                                                                (458)     1,853
134    Special deposits                                                       0         50
135    Working funds                                                          0          0
136    Temporary cash investments      (Schedule IV)                        345      2,748
141    Notes Receivable                                                       0          0
143    Accounts Receivable                                                2,237      3,341
144    Accumulated provision for uncollectable accounts                  (2,544)    (3,274)
146    Accounts receivable from associate
       companies
       (Schedule V)                                                       5,130      6,258
152    Fuel stock expenses undistributed                                      0          0
154    Materials and supplies                                             1,499        852
163    Stores expenses undistributed                                          0          0
165    Prepayments                                                            3          3
174    Miscellaneous current and accrued assets                              34         33
                                                                        --------    ------
                    Total Current and Accrued Assets                      6,246     11,866
                                                                        -------     ------

       DEFERRED DEBITS
       ---------------

181    Unamortized debt expense                                               0          0
184    Clearing accounts                                                      0          0
186    Miscellaneous deferred debits      (Schedule IX)                       0          0
188    Research, development, or demonstration expenditures                   0          0
190    Accumulated deferred income taxes                                  1,089      3,840
                                                                        -------     ------
                          Total Deferred Debits                           1,089      3,840
                                                                        -------     -------
                      TOTAL ASSETS AND OTHER DEBITS                      27,577     36,296
                                                                        =======     ======



                                                                                                          4
                                             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                             --------------------------------------


                                   SCHEDULE I - COMPARATIVE BALANCE SHEET



     ACCOUNT                 LIABILITIES AND PROPRIETARY CAPITAL                   AS OF DECEMBER 31
    --------                 -----------------------------------               ------------------------
                                                                               CURRENT            PRIOR
                                                                               -------            -------
                    PROPRIETARY CAPITAL
                    -------------------

201                 Common stock issued                                              1                1
                    (Schedule XI)
211                 Miscellaneous paid-in capital      (Schedule  XI)           70,500           66,589

215                 Appropriated retained earnings     (Schedule XI)                0                0

216                 Unappropriated retained earnings   (Schedule XI)          (50,517)         (41,518)
                                                                                -----            ------
                                  Total Proprietary Capital                     19,984           25,072
                                                                                ------           ------

                    LONG TERM DEBT
                    --------------
223                 Advances from associate companies   (Schedule XII)               0                0
224                 Other long-term debt  (Schedule XII)                             0                0

225                 Unamortized premium on long-term debt                            0                0
226                 Unamortized discount on long-term debt-debit                     0                0
                                                                                ------           ------
                                    Total long-term debt                             0                0
                                                                                ------           ------

                    CURRENT AND ACCRUED LIABILITIES
                    -------------------------------

231                 Notes Payable                                                    0                0
232                 Accounts payable                                             1,046            1,506
233                 Notes payable to associate companies
                       (Schedule XIII)                                               0                0
234                 Accounts payable to associate companies
                       (Schedule XIII)                                           1,494            2,182
236                 Taxes accrued                                                 (203)             470

237                 Interest accrued                                                 0                0
238                 Dividends declared                                               0                0
241                 Tax collections payable                                          0                0
242                 Miscellaneous current and accrued liabilities
                       (Schedule XIII)                                             274              139
                                                                                ------           ------
                            Total current and accrued liabilities                2,611            4,297
                                                                                ------           ------

                    DEFERRED CREDITS
                    ----------------
253                 Other deferred credits                                       4,982            6,744
255                 Accumulated deferred investment tax credits                      0                0
                                                                                ------           ------
                                   Total Deferred Credits                        4,982            6,744
                                                                                ------           ------

282                 ACCUMULATED DEFERRED INCOME TAXES                                0              183
                    ---------------------------------
                                                                                ------           ------
                              TOTAL LIABILITIES AND PROPRIETARY
                                           CAPITAL                              27,577           36,296
                                                                                ======           ======



                                                                                                                             5
                                             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                              -------------------------------------

                                                 For the Year Ended December 31, 2002
                                                                    -----------------


                                              SCHEDULE II - COMPANY PROPERTY
                                              ------------------------------

                                                      (In Thousands)

                                              START OF YEAR                    RETIRED OR   OTHER CHANGES    END OF YEAR
                DESCRIPTION                      BALANCE         ADDITION         SOLD            1            BALANCE
                -----------                   --------------     ---------     -----------  -------------    -----------
COMPANY PROPERTY
----------------

Account
-------
301            ORGANIZATION

303            MISCELLANEOUS
               INTANGIBLE PLANT                       180                          180                               0

304            LAND AND LAND RIGHTS

305            STRUCTURES AND IMPROVEMENTS

306            LEASEHOLD IMPROVEMENTS                 29                            29                               0

307            EQUIPMENT                             608             940           137            (18)           1,393

308            OFFICE FURNITURE AND
               EQUIPMENT                              21                             1                              20

309            AUTOMOBILES, OTHER VEHICLES
               AND RELATED GARAGE EQUIPMENT            0                                                             0

310            AIRCRAFT AND AIRPORT                    0                                                             0
               EQUIPMENT

311            OTHER COMPANY PROPERTY
               3/                                      0                                                             0

                                                     ---             -----          ----           -----        ------
                    SUB-TOTAL                        838                                                         1,413
                                                     ---             -----          ----           -----        ------
107            CONSTRUCTION WORK IN PROGRESS
               4/                                      0                                                             0
                                                     ----           -----           ----           -----         -----
               TOTAL                                 838                                                         1,413
                                                     ===            =====           ====           =====         =====

1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         NOT APPLICABLE


                                                                         6
                              SCHEDULE II CONTINUED
                              ---------------------

                                 (In Thousands)

2/        SUBACCOUNTS  ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE
           COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT
           ADDITIONS  DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

-----------------------------------------------------------------------------
                                                                BALANCE AT
               SUBACCOUNT DESCRIPTION        ADDITIONS      CLOSE OF YEAR
-----------------------------------------------------------------------------


COMPUTER HARDWARE                            (123)                   15


3/   *** DESCRIBE OTHER COMPANY PROPERTY:



4/       DESCRIBE CONSTRUCTION WORK IN PROGRESS:



                                                                                                                             7

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                        -----------------



                                  SCHEDULE III
                                  ------------
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                        AMORTIZATION OF COMPANY PROPERTY

                                 (In Thousands)

                                              START OF YEAR     CHARGED TO    RETIRE-              OTHER CHANGES    END OF YEAR
                DESCRIPTION                      BALANCE       ACCOUNT 403     MENTS               ADD (DEDUCT)      BALANCE
                -----------                    -----------    ------------    -------              -------------    -----------

COMPANY PROPERTY

Account
301            ORGANIZATION                             0                                                             0

303            MISCELLANEOUS INTANGIBLE
               PLANT                                  163              19           173             (2)               7

304            LAND AND LAND RIGHTS                     0                                                             0

305            STRUCTURES AND IMPROVEMENTS              0                                                             0

306            LEASEHOLD IMPROVEMENTS
                                                        1               4             5                               0

307            EQUIPMENT                              110             188            47                             251

308            OFFICE FURNITURE AND FIXTURES
                                                       16                                                            16

309            AUTOMOBILES, OTHER VEHICLES
               AND RELATED GARAGE EQUIPMENT
                                                        3                                                             3


310            AIRCRAFT AND AIRPORT                     0                                                             0
               EQUIPMENT

311            OTHER COMPANY PROPERTY
                                                        0                                                             0
                                                     ----             ---           ---             ---             ----
                           TOTAL                      294             211           225             (2)             277
                           -------                   ====             ===           ===             ===             ====




1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
         Not Applicable

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------



                            SCHEDULE IV - INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS: Complete the following schedule concerning investments. Under account 124, "Other Investments", state each investment separately, with Description, including , the name of issuing company, number of shares or Principal amount, etc.


                                                 BALANCE AT      BALANCE AT
                                                 BEGINNING OF    CLOSE
      DESCRIPTION                                    YEAR        OF YEAR
      -----------                                -----------    ------------


ACCOUNT 124   -   OTHER INVESTMENT

EMPLOYEE ENERGY LOANS                                (3)             (3)

EMPLOYEE COMPUTER LOANS                              (1)              0

ENVIROTECH INVESTMENT FUND I L.P. -
 INVESTMENT IN LIMITED PARTNERSHIP FUND           2,511           1,992


RABBI TRUST INVESTMENT
                                                      16             15
INVESTMENT IN SOHI
                                                  17,522         16,912
INVESTMENT IN ACTIVE POWER
                                                       0            189

TOTAL
                                                  20,045         19,105







ACCOUNT 136 - TEMPORARY CASH
        INVESTMENTS                             2,748               345

                                                -----            ------

                            TOTAL              22,793            19,450
                                               ======            ======`

                                                                           9
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                               -------------------------------------

                      For the Year Ended December 31, 2002
                                        -----------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
            ---------------------------------------------------------
                                 (In Thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate by subaccount should be provided.

                                        BALANCE AT BEGINNING   BALANCE AT CLOSE
                      DESCRIPTION              OF YEAR           OF  YEAR
                      -----------         -----------------     ----------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE
 FROM ASSOCIATE COMPANIES:

     Alabama Power  Co.                               81             82

     Georgia Power Co.                             4,873          3,695

     Gulf Power Co.                                  397            332

     Mississippi Power Co.                           622            558

     Savannah Electric                              165             172

     Southern Company Services                       100            106

     Southern Energy                                  15            145

     Southern Information Holding                      0              0

     Southern Telecom Holding                          0              0

     PowerCall, Inc                                 (11)             (5)
     Southern Communications                           0
                                                                      2
     Southern Nuclear                                  8              8

     Southern Company                                  7              7

     Southern Management                               0             28






                                   TOTAL           -----          -----
                                                   6,258          5,130
                                                   =====          =====

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:        TOTAL
                                                         PAYMENTS
                                                       ---------
Not Applicable                                                        0
                                                               --------
                                                       TOTAL PAYMENTS
                                                                      0
                                                                -------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                          -----------------



             SCHEDULE VIII MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                  SCHEDULE VIII


INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped, showing the number of items in each group.

                                                 BALANCE AT       BALANCE AT
                                                   BEGINNING       CLOSE
        DESCRIPTION                                  OF YEAR       OF YEAR
        -----------                              ------------      ---------


ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS


              COSTS IN EXCESS OF BILLINGS               30              34

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                               -------------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------



                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTION:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.


                                      BALANCE AT BEGINNING    BALANCE AT CLOSE
                 DESCRIPTION          OF  YEAR                 OF YEAR
                 --------------      --------------------   ------------------
ACCOUNT 186 - MISCELLANEOUS
DEFERRED DEBITS



OTHER                                          0                         0





                            TOTAL              0                         0
                                             ----                       ----


                                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                 For the Year Ended December 31, 2002


                                                   SCHEDULE XI - PROPRIETARY CAPITAL

                                                                 (In Thousands)

                                                            NUMBER OF
      ACCOUNT NUMBER             CLASS OF STOCK               SHARES    PAR OR STATED VALUE      OUTSTANDING CLOSE OF PERIOD
                                                           AUTHORIZED      PER SHARE          NO. OF SHARES      TOTAL AMOUNT
                                                           -----------  -------------        --------------     ------------
            201                  COMMON STOCK ISSUED        1,000            $1                500                   0
                                                              889              1               889                   1

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


 DESCRIPTION                                                                                                         AMOUNT
 -----------
 ACCOUNT  211         MISC. PAID IN CAPITAL                                                                          70,500

 ACCOUNT  215         APPROPRIATED RETAINED EARNINGS                                                                      0




                                                                                                                     --------
                                                                                                      TOTAL           70,500

                                                                BALANCE AT
DESCRIPTION                                                    BEGINNING OF    NET INCOME OR      DIVIDENDS      BALANCE AT CLOSE
                                                                YEAR             (LOSS)              PAID           OF YEAR
------------                                                   ------------    ------------        -----------    ----------------

 UNAPPROPRIATED RETAINED EARNINGS                             (41,518)            288              (9,287)            (50,517)

                                                   TOTAL



                                                                                                                            12






             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.

                      For the Year Ended December 31, 2002

                          SCHEDULE XII - LONG-TERM DEBT

                                 (In Thousands)


INSTRUCTIONS:   Advances from parent and associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                         TERMS OF OBLIG    DATE OF   INTEREST  AMOUNT      BALANCE AT                         (1)     BALANCE AT
 NAME OF CREDITOR        CLASS & SERIES    MATURITY   RATE    AUTHORIZED   BEGINNING OF YEAR  ADDITIONS   DEDUCTIONS  CLOSE OF YEAR
 ----------------        OF OBLIGATION
                         --------------    --------   ------  ----------   ----------------   ---------  -----------  ------------


ACCOUNT 223  - ADVANCES FROM PARENT
               AND ASSOCIATE COMPANIES:


                      NOT APPLICABLE


ACCOUNT 224  - OTHER LONG -TERM  DEBT:



                      NOT APPLICABLE


                                           TOTAL






                                                                            14
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


          DESCRIPTION                      BALANCE AT      BALANCE AT CLOSE
                                       BEGINNING OF YEAR        OF YEAR
-----------------------------------------------------------------------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
COMPANIES                                         0                  0





                                                ---                ----
                          TOTAL                   0                  0

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES :

       ALABAMA POWER COMPANY                    107                  2

       POWERCALL COMPANY                          0                  3

       GEORGIA POWER COMPANY                      6                 10

       GULF POWER COMPANY                                            8
                                                 (2)

       MISSISSIPPI POWER  COMPANY                (4)                  0

       SOUTHERN COMPANY SERVICES                480                568

       SAVANNAH ELECTRIC                          0                  3

       SOUTHERN COMMUNICATIONS                    0                  0

       SOUTHERN ENERGY                        1,596                892

       SOUTHERN COMPANY
                                                  0                   0

      SOUTHERN MANAGEMENT
                                                  0                   8
                                              -----             -------
                            TOTAL             2,182              1,494
-----------------------------------------------------------------------------

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES:

       Accrued Pensions                          0                  0
       Accrued Post Retirment Benefits           3                  4

       Accrued Payroll                           0                  0
       Accrued Bonuses                         229                270
       Accrued Vacation                          0                  0
       Unearned Revenues                         0                  0
       Employee Group Insurance Premiums
        Withheld                               (26)                 0
       Billings in Excess of Cost on
        Uncompleted Contracts                  (45)                 0
       Miscellaneous                          (39)                  0
       Accrued Warranty Reserve                 17                  0
       Accrued Employee Moving Expenses          0                  0




                          TOTAL               139                274

                                                                          15A

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                      -----------------

----------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

----------------------------------------------------------------------------
INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any accounts
                  thereof. Furnish particulars as to any significant
                  contingent assets or liabilities existing at the end of
                  the year. Notes relating to financial statements shown
                  elsewhere in this report may be indicated here by
                  reference.
----------------------------------------------------------------------------


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SOUTHERN MANAGEMENT DEVELOPMENT, INC. (the "Company"), a wholly owned subsidiary of The Southern Company ("Southern"), is engaged in rendering consulting services and marketing Southern system expertise in the United States and throughout the world. The Company contracts with other public utilities, commercial concerns and government agencies for the rendition of services and the licensing of intellectual property. More specifically, SOUTHERN MANAGEMENT DEVELOPMENT, INC. is focusing on new and existing programs to enhance customer satisfaction and efficiency and stockholder value.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       RETIREMENT BENEFITS

Pension Plan
SOUTHERN MANAGEMENT DEVELOPMENT, INC. has a defined benefit, trusteed, pension plan that covers substantially all employees. Benefits are based on one of the following formulas: years of service and final average pay or years of service and a flat-dollar benefit. The company uses the "entry age normal method with a frozen initial liability" actuarial method for dunning purposes, subject to limitations under federal income tax regulations. Amounts funded to the pension trust are primarily invested in equity and fixed income securities. FASB Statement No. 87, Employers' Accounting for Pensions, requires use of the "projected unit credit" actuarial method for financial reporting purposes.


Retirement Benefits
SOUTHERN MANAGEMENT DEVELOPMENT, INC. provides certain medical care and life insurance benefits for retired employees. Substantially all these employees may become eligible for such benefits when they retire. Retirement benefits are recorded on the books of Southern Company Energy Services, LLC.



3.       Operating leases

Southern Management Development Inc. has not entered into non-cancelable operating leases

                                                                        15-B

..

4.       INCOME TAXES

A detail of the benefit for income taxes is set forth below (in thousands):

                                                                       2002
                                                                       ----
                 Current benefit                                   $  2,025
                 Deferred taxes                                           0
                                                                   $  2,025

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                      Deferred Tax Assets
                                                      -------------------
Accelerated depreciation                                           0
Other                                                          1,089
                                                               -----
           Total                                               1,089
Less current Portion                                               0
                                                               -----
           Total non-current                                   1,089
                                                              ------

A reconciliation of the statutory federal tax rate to the effective federal tax rate is as follows:

                                                           2002
                                                           ----
                 Effective tax rate                       35.00%
                 Other, net                                0.00
                                                          -----
                 Statutory federal tax rate               35.00%
                                                          ======

Southern Management Development Inc. and the other subsidiaries of Southern
file a consolidated federal tax return.   Under a joint consolidated income tax
agreement, each company's current and deferred tax expenses are computed on a stand-alone basis. Under this agreement, Southern Management Development Inc. received tax refunds of approximately $2,754,730 during 2002.

5.       REVENUES FROM AFFILIATE CUSTOMERS

During the year ending December 31, 2002, revenues generated from contracts with affiliates accounted for approximately 10.3 % of revenue earned.

6.       RELATED-PARTY TRANSACTIONS


o    Services
     Southern Management Development Inc. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical budgeting, business promotion and public relations, systems and procedures, training, and administrative and financial services. In addition to these services, certain facilities and services of the system companies are made available to Southern Management Development Inc. and its customers. The Company reimburses the service company and the various operating companies at cost for these services. Such costs amounted to approximately $2,376,144 in 2002.


7.       CONTINGENCIES
The Company is subject to legal actions and claims arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse impact on the results of operations or financial position of the Company.


                                                                           16
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                            -------------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------


                                   SCHEDULE XV

                               STATEMENT OF INCOME

                                 (In Thousands)


                                                                   CURRENT          PRIOR
 ACCOUNT       DESCRIPTION                                           YEAR            YEAR
--------       --------------                                      --------         ------

             INCOME
             ------
 457    Services rendered to associate companies                       533             2,879
 458    Services rendered to non-associate companies                 4,643            11,910
 421    Miscellaneous income or loss                               (2,272)             1,535
 417    Equity in earnings of associate companies                    3,160             4,509
 418    Equity in earnings of non-associate companies                  188                 0
                                                                   -------            ------
                                 Total Income                        6,252            20,833

        EXPENSES
        --------
 920    Salaries and wages                                             817             2,140
 921    Office supplies and expenses                                   752             1,675
 922    Administrative expense transferred - credit                      0                 0
 923    Outside services employed                                    5,881            15,156
 924    Property insurance                                               0                19
 925    Injuries and damages                                             0                 0
 926    Employee pensions and benefits                                 269             1,127
 928    Disposition of intellectual property                             0                 0
 930.1  General advertising expense                                     16                 0
 930.2  Miscellaneous general expenses                                   9               511
 931    Rents                                                           22               102
 932    Maintenance of structures and equipment                          8                87
 403    Depreciation and amortization expense                          211               228
 408    Taxes other than income taxes                                   (2)              811
 409    Income taxes                                                (2,025)           (2,073)
 410    Provision for deferred income taxes                              0                 0
 411    Provision for deferred income taxes - credit                     0                 0
 426.1  Donations                                                        0                 0
 426.5  Other deductions                                                 0                 0
 431    Other Interest expense                                           6               (20)
                                                                    ------            ------
                           Total Expense                             5,964            19,763
                                                                    ------            ------

                            Net Income or (Loss)                       288             1,070
                                                                    ======            ======

INSTRUCTION:   Provide a schedule briefly describing types of intercompany transactions.

TRANSACTIONS WITH ASSOCIATE COMPANIES
-------------------------------------

SOUTHERN MANAGEMENT DEVELOPMENT, INC. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical, rates,budgeting, business promotion and public relations, systems and procedures, training, administrative, and financial services. In addition to these services, certain facilities of the system companies are made available to SOUTHERN MANAGEMENT DEVELOPMENT, INC. and its customers.

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                               -------------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

                               ANALYSIS OF BILLING
                               -------------------
                              SERVICES RENDERED TO
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                 (In Thousands)

                                                              TOTAL
NAME OF ASSOCIATE COMPANY                                    AMOUNT
                                                             BILLED
-------------------------                                   -------

         Alabama Power Company                                    0


         Georgia Power Company                                  507


         Gulf Power Company                                       0


         Mississippi Power Company                                0


         Southern Company Services                               26


         Savannah Electric & Power                                0


         Southern Energy                                          0

               Southern Nuclear                                   0

         PowerCall                                                0

               Southern Telecom                                   0

         Southern Communications                                  0
                                                                ---
                                             TOTAL              533

        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.

           For the Year Ended December 31, 2002

                   ANALYSIS OF BILLING
              NON-ASSOCIATE COMPANIES
                   ACCOUNT 458

                  (In Thousands)
 DESCRIPTION                            TOTAL COST   EXCESS OR
                                                     DEFICIENCY     TOTAL
                                                                   AMOUNT
                                                                   BILLED


VARIOUS - ENERGY RELATED PRODUCTS AND SERVICES                     4,643











TOTAL

INSTRUCTION : Provide a brief description of the services rendered to each non-associate company.


                                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                         -----------------------------------
                                                 For the Year Ended December 31, 2002
                                                        (Thousands of Dollars)

                                                             SCHEDULE XVI

                                 ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:     Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                      ASSOCIATE COMPANY CHARGES      NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                      -------------------------      ----------------------------   --------------------------

                                      DIRECT    INDIRECT             DIRECT  INDIRECT               DIRECT   INDIRECT
DESCRIPTION OF ITEMS                  COST       COST    TOTAL        COST   COST         TOTAL     COST      COST        TOTAL

920   SALARIES AND WAGES                                                                                                   817
921   OFFICE SUPPLIES &
       EXPENSES                                                                                                            752
922   ADMINISTRATIVE EXP.-
         TRANSFERRED-CREDIT                                                                                                  0
923   OUTSIDE SERVICES EMPLOYED                                                                                          5,881
924   PROPERTY INSURANCE                                                                                                     0
925   INJURIES AND DAMAGES                                                                                                   0
926   EMPLOYEE PENSIONS &
         BENEFITS                                                                                                          269
928   REGULATORY COMMISSION
         EXPENSE                                                                                                             0
930.1 GENERAL ADVERTISING
         EXPENSES                                                                                                           16
930.2 MISCELLANEOUS GENERAL
         EXPENSES                                                                                                            9
931   RENTS                                                                                                                 22
932   MAINTENANCE OF STRUCTURES
         AND EQUIPMENT                                                                                                       8
403   DEPRECIATION & AMORTIZATION
          EXPENSE                                                                                                          211
408   TAXES OTHER THAN
        INCOME TAXES                                                                                                        (2)
409   INCOME TAXES                                                                                                       (2025)
410   PROVISION FOR DEFERRED
         INCOME TAXES                                                                                                        0
411   PROVISION FOR DEFERRED
         INCOME TAXES CREDIT                                                                                                 0
411.5 INVESTMENT TAX CREDIT                                                                                                  0
426.1 DONATIONS                                                                                                              0
426.5 OTHER DONATIONS                                                                                                        0
427   INTEREST ON LONG TERM DEBT                                                                                             0
430   INTEREST ON DEBT TO ASSOC CO                                                                                           0
431   OTHER INTEREST EXPENSE                                                                                                 6

TOTAL EXPENSES                                                                                                           5,964



                                                                                                                        19

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC..
                      For the Year Ended December 31, 2002
                                  SCHEDULE XVII
                        SCHEDULES OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
---------------------------------------------------------------------------
    ACCOUNT NUMBER       DEPARTMENT       OR     SERVICE       FUNCTION
---------------------------------------------------------------------------
         920
         921
         922
         923                                      NOT APPLICABLE
         924
         925
         926
         928
        930.1
        930.2
         931
         932
         403
         408
         409
         410
         411
        411.5
        426.1
        426.5
         427
         430
         431
----------------------------------------------------------------------------


                                                                         20A



                                         ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                          ------------------------------------
                                                 For the Year Ended December 31, 2002

                                                         SCHEDULE XVII
                                                SCHEDULE OF EXPENSE DISTRIBUTION
                                                BY DEPARTMENT OR SERVICE FUNCTION
                                                        (In Thousands)

                                                                                DEPARTMENT OR SERVICE FUNCTION
                                                                   --------------------------------------------------------------
  DESCRIPTION OF ITEMS                       TOTAL   OVER
                                            AMOUNT   HEAD  BUSINESS   BILL PAYMENT  ENGY. SERV;  GOOD CENTS  GOOD  REMIER   ADMIN/
                                                          DEVELOPMENT  PROTECTION   ENGINEERING   FIN. CTR.  CENTS  HOMES   OTHER
                                            ------------------------------------------------------------------------------------

  920   SALARIES AND WAGES                    817                          (8)                        257     0              568
  921   OFFICE SUPPLIES AND EXPENSES          752                            0                          8     0              744
  922   ADMIN EXP TRANSFERRED - CREDIT          0                            0                          0     0                0
  923   OUTSIDE SERVICES EMPLOYED           5,881                        2,223                        375     0            3,283
  924   PROPERTY INSURANCE                      0                            0                          0     0                0
  925   INJURIES AND DAMAGES                    0                            0                          0     0                0
  926   EMPLOYEE PENSIONS AND BENEFITS        269                            0                         70     0              199
  928   DISPOSITION OF INTELLECTUAL PROP.       0                            0                          0     0                0
 930.1  GENERAL ADVERTISING EXPENSE            16                            0                          0     0               16
 930.2  MISCELLANEOUS GENERAL EXPENSE           9                            0                          4     0                5
  931   RENTS                                  22                            0                          0     0               22
  932   MAINTENANCE OF STRUCTURES & EQUIP       8                            0                          0     0                8
  403   DEPRECIATION & AMORTIZATION EXP       211                           81                         10     0              120
  408   TAXES OTHER THAN INCOME TAXES         (2)                            0                          0     0              (2)
  409   INCOME TAXES                      (2,025)                          119                      (255)    29          (1,918)
  410   PROVISION FOR DEFERRED INCOME TAX       0                            0                          0     0               0
  411   PROV  DEFERRED INCOME TAX - CREDIT      0                            0                          0     0               0
 411.5  INVESTMENT TAX CREDIT                   0                            0                          0     0               0
 426.1  DONATIONS                               0                            0                          0     0               0
 426.5  OTHER DEDUCTIONS                        0                            0                          0     0               0
  427   INTEREST ON LONG TERM DEBT              0                            0                          0     0               0
  430   INTEREST ON DEBT TO ASSOCIATE CO.       0                            0                          0     0               0
  431   OTHER INTEREST EXPENSE                  6                            0                          0     0               6
                                           ------------------------------------------------------------------------------------
INSTRUCTION: Total cost of service will equal
for associate and nonassociate companies the
total amount billed under their separate
analysis of billing schedules.

TOTAL EXPENSES                              5,964       0       0       2,415          0             469    29       0    3,051
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                               20B



             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------


                        DEPARTMENTAL ANALYSIS OF SALARIES
                        ---------------------------------

                                   ACCOUNT 920



NAME OF DEPARTMENT OR SERVICE FUNCTION
                                                      SALARY          NUMBER
                                                      EXPENSE       PERSONNEL
                                                      ------        ---------

Indicate each department or service function.          TOTAL
                                                      AMOUNT        END OF
                                                  (in thousands)     YEAR


Energy Services                                           0             0

Good Cents Energy Finance                               257             2

Good Cents/Wholesale                                      0             0

Premier Homes                                             0             0

Administration (including PowerCall)                    568             8

Bill Payment Protection                                 (8)             0







                                       TOTAL           817             10

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                        -----------------

                         OUTSIDE SERVICES EMPLOYED 923 *

                                   ACCOUNT 923

                                 (In Thousands)

INSTRUCTIONS:   Provided below is a break down of outside services employed.

Legal  Fees                                                     62

Account & Audit Fees                                            73

Outside Services - Alabama Power                               460

Outside Services - Georgia Power                                95

Outside Services - Mississippi Power                             0

Outside Services - Gulf Power                                  203

Outside Services - Southern Company Services                 1,497

Outside Services - Southern Communications                       0

Outside Services - Savannah Electric                            16

Outside Services - Southern Energy                             105

Other Outside Services                                       3,370





* 923 Vendors consist of several hundred pages. Details are available on location at 4000 Dekalb Technology Parkway Suite 100., Atlanta, GA 30340.


                                                            -------
   TOTAL                                                     5,881

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                               -------------------------------------

                      For the Year Ended December 31, 2002
                                        -----------------

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926

-------------------------------------------------------------------------------
INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

-------------------------------------------------------------------------------
                                  DESCRIPTION                  AMOUNT

-------------------------------------------------------------------------------

Pension Expense                                                     0

Post Retirement Medical & Life                                      0

Employee Group Insurance/Company Contribution                       0

Employee Savings Plan/Company Contribution                          0

Employee Training/Physicals/Education Assistance                    7

Bonus                                                             262







                                                                  -----
                                                    TOTAL         269

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                               -------------------------------------

                      For the Year Ended December 31, 2002
                                        -----------------


                           GENERAL ADVERTISING EXPENSE
                                 ACCOUNT 930.1*

-------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 930.1
              "General Advertising Expense", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-----------------------------------------------------------------------
DESCRIPTION                PAYEE                               AMOUNT

-------------------------- --------------------------------------------

General Advertising        Grey Worldwide - Atlanta               7

Advertising Supplies       Grey Worldwide - Atlanta               4





                                                                  ---
                                                   TOTAL           11

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                       -----------------

                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2

                                 (In Thousands)

     --------------------------------------------------------------------------
     INSTRUCTIONS:   Provide  a  listing of  the  amount in  Account  930.2,
                     "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election
                     Campaign Act, as amended by Public Law 94-283 in 1976 (2
                     U.S.C.S. 441 (b) (2) shall be separately classified.

-------------------------------------------------------------------------------
            DESCRIPTION                                          AMOUNT
-------------------------------------------------------------------------------

         Dues and Memberships                                        1

              Warranty Expense                                       0

              Premier Express Expense                                0

              Bad Debt Expense                                       0

              Other                                                  7

             Bank Fees                                               1







                                                                    ---
                                                      TOTAL          9

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                        -----------------

                                      RENTS

                                   ACCOUNT 931

                                 (In Thousands)

------------------------------------------------------------------------------
 INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
                "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------------
                    TYPE OF PROPERTY                     AMOUNT
------------------------------------------------------------------------------

Office                                                       0

Other                                                       22








                                                            ---
                                     TOTAL                  22

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              ----------------------------------

                      For the Year Ended December 31, 2002
                                      -----------------

                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

                                 (In Thousands)

------------------------------------------------------------------------------
INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.
------------------------------------------------------------------------------
                      K I N D   O F       T A X                      AMOUNT
------------------------------------------------------------------------------

Other than U.S. Government:                                            0
         State Unemployment                                           (2)
         Other State and Local Taxes and Licenses







                                                                      -----
                                              Subtotal                (2)
                                                                      -----

    U. S. Government:
          FICA - Employers Portion
          FUTA

                                                                      ----
                                              Subtotal                0
                                                                      ----








                                                                      ----
                                              TOTAL                   (2)

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                         -----------------

------------------------------------------------------------------------------
                              DONATIONS

                            ACCOUNT 426.1

                           (In Thousands)

------------------------------------------------------------------------------
 INSTRUCTIONS:    Provide a listing of the amount included in Account 426.1
                 "Donations",  classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000 may be shown in lieu of details.
-------------------------------------------------------------------------------

NAME   OF   RECIPIENT        PURPOSE  OF DONATION                       AMOUNT
--------------------------------------------- ---------------------------------

NOT APPLICABLE                                                           0











                                                                         -----
                                                          TOTAL          0

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2002
                                          -----------------

                                OTHER DEDUCTIONS
                             (Thousands of Dollars)


                                  ACCOUNT 426.5


INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
                  "Other Deductions", classifying such expenses according
                   to their nature.


DESCRIPTION                         NAME OF PAYEE             AMOUNT
-----------                         -------------             ------



NOT APPLICABLE

                                                                                                30

                                SOUTHERN MANAGEMENT DEVELOPMENT


                                        Ron Bertasi
                                        President
                                          |
                  Sandra Weck            -|-  Hoyt Jackson
                Executive Assistant       | Assistant to President
                -------------------       |----------------------
                                          |
                                   Bob Gilbert
                                       CFO
                                Vice President & Treasurer
                                -------------------------
                                           |
        --------|--------------------------|-----------------------------|------------------------------|------
                |                          |                             |                              |
        Janell Bargainer                Patrick Kohler            Richard Kook                   Robert Wimer
        Assistant Conptroller            Legal Counsel           Finance Center Manager          Project Manager
        --------------------------------------------------------------------------------------
                             |                                           |
                             |                                           |
Kristie Goodman-Walker       |                                           |--Carolyn Wilson
Administrative Coordinator---|                                           |  Team Leader
                             |                                           |
                             |                                           |--Cassandra Wright
                             |                                           |  Project Specialist Sr.
                             |
                             |--Diana Nazaroff
                             |  Accounting Team Leader
                             |
                             |--Sarah Hankamer
                             |  Accountant 1
                             |
                             |--Lisa Gilbert
                             |  Accountant 1
                             |
                             |--Theresa Warner
                             |  Accounting Associate Sr.
                             |
                             |--Doris Benton
                             | Accounting Associate Sr.




             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                             -------------------------------------




                                SIGNATURE CLAUSE


     Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and in accordance with release numbers 22132, and order number 70-8233,

dated December 30, 1994, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                  SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                  (Name of Reporting Company)


                   By: /s/Robert M. Gilbert
                       -------------------
                       (Signature of Signing Officer)


                          Robert M. Gilbert, CFO
                          ----------------------

      (Printed Name and Title of Signing Officer)





Date:  April 30, 2003